EXHIBIT 21.1(a)

Amended Listed Subsidiaries of Marine Growth Ventures, Inc.

-	Sophlex Ship Management, Inc.
-	Commercial Management, Inc.
-	Marine Growth Finance & Charter, Inc.
-	Marine Growth Aggregates, Inc.
-	Marine Growth Freight, Inc.
-	Ship Timeshare Management, Inc.
-	Marine Growth Canada, Ltd.